

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Richard Peretz
Executive Chairman
Semper Paratus Acquisition Corp
767 Third Avenue, 38th Floor
New York, New York 10017

>   **Re: Semper Paratus Acquisition Corp**
>   **Draft Registration Statement on Form S-1**
>   **Submitted June 10, 2021**
>   **CIK No. 0001860871**

Dear Mr. Peretz:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 10, 2021

The Offering
Exercise Period, page 14

1.   We note the following disclosure about your warrants:

- the warrants are exercisable the later of 30 days after the completion of your initial business combination and 12 months from the closing of this offering;

- you have agreed to register the shares underlying your warrants no later than 15 business days after the closing of your initial business combination; and,

- "if a registration statement covering the shares of Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of [y]our initial business combination, warrantholders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a 'cashless basis.'"

Please amend your disclosure to clarify how your agreement to register the shares underlying the warrants relates to the exercise period noted above. In this regard, it appears that warrant holders may be able to exercise their warrants on a cashless basis within one year, if your business combination closes within 12 months from the closing of the offering and the 60-day period noted above passes within the same 12 months. If your warrants could be exercisable within one year, please register the shares underlying the warrants, or tell us why you are not required to do so. For guidance see Securities Act Sections Compliance and Disclosure Interpretation 103.04.

Redemption of public shares and distribution and liquidation if no initial business combination, page 29

2.   You disclose that "initial shareholders and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares they hold." You also disclose on pages 35 and 69 that "initial shareholders will lose their entire investment in us if our initial business combination is not completed (other than with respect to public shares they may acquire during or after this offering) (emphasis added)." Please revise to clearly disclose whether your initial shareholders and members of your management are entitled to liquidating distributions from the trust account with respect to any public shares they may hold, in the event that you do not complete an initial business combination.

Certain Relationships and Related Party Transactions, page 144

3.   We note your disclosure that "certain of our officers and directors are members of our sponsor and own an aggregate of approximately [__]% of the membership interests of our sponsor." Please amend your disclosure to clarify which of your officers and directors are members of your sponsor and describe any conflicts of interest that could result from your officers' and directors' membership interests in your sponsor.

       You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at (202) 551-2365 or Katherine Bagley at (202) 551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric Klee